UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR MAINTAINS ITS SERVICE QUALITY LEVELS DESPITE OPERATING LOSSES

THE VOLUNTARY EXCHANGE AND SETTLEMENT PROCESS OF EDENOR’S FINANCIAL DEBT WAS SUCCESSFULLY COMPLETED

Buenos Aires, November 9, 2022, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) approved today its financial statements for the nine-month period ended September 30, 2022, which show a loss of ARS 18,107 million.

Although electricity sales increased 5.5%, Edenor’s results of operations reflect an 8% fall in revenue and a 23% fall in the gross margin in real terms, as a consequence of both the long overdue adjustment of electricity rates (inasmuch as the rate increases granted were due to increases in the seasonal prices of energy rather than in the Distributor’s real income) and the increase in operating costs that has not yet been recognized.

It is worth pointing out that despite the above described situation, the Company sustains its efforts to maintain the quality levels of the electric service, with such levels proving to be satisfactory to all its customers and achieving the best indicators in Company history, including SAIDI and SAIFI.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

The gross margin, called Distribution Added Value (VAD), the Distributor’s actual income, fell 23%, compared to the same period of the previous year, in real terms as a consequence of the aforementioned long overdue adjustment of electricity rates.

The EBIT resulted in a loss of ARS 19,100 million, in line with the decrease in the gross margin, coupled with a general increase in operating costs.

The loss for the period as of September 30, 2022 amounted to ARS 18,107 million, due mainly to both the deterioration of the operating result and a greater financial burden resulting from the deferral of the payment of obligations with the Wholesale Electricity Market, a situation necessary to continue operating.

Furthermore, Edenor completed the settlement and voluntary exchange of its current financial debt existing at the commencement of the restructuring process, maturing in October 2022, for a total of USD 98.05 million.

Thanks to the successful completion of this process, the Company has no financial maturity for the next two years.

Moreover, the Series 2 was issued for USD 30,000,000 maturing in November 2024.

OPERATING INDICATORS

Electricity sales in 2022 increased 5.5% to 17,369 GWh, as compared to the 16,469 GWh sold in the same period of the previous year, whereas the number of customers remained constant thus showing an improvement in the development of unrecognized energy losses, which decreased 3% in the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 10, 2022